Exhibit 99.1

News Release
NYSE, TSX: NTR

February 18, 2020 – all amounts are in US dollars except as otherwise noted

Nutrien Delivers Stable Earnings in a Challenging Year

Nutrien Ltd. (Nutrien) announced today its 2019 fourth-quarter and full year 2019 results, with a net loss from continuing operations of $48 million ($0.08 diluted loss per share) in the fourth quarter of 2019. Fourth-quarter adjusted net earnings was $0.09 per share and adjusted EBITDA was $664 million. Adjusted net earnings (total and per share amounts) and adjusted EBITDA, together with the related annual guidance, Potash adjusted EBITDA, free cash flow and free cash flow including changes in non-cash working capital are non-IFRS financial measures. See the “Non-IFRS Financial Measures” section for further information.

“Nutrien’s earnings held up well in 2019 and we generated strong free cash flow in a very tough agriculture market. We executed on our strategic plan, growing our Retail business with several strategic acquisitions and made great strides with the roll-out and adoption of our leading Retail digital platform and financial tools. Agriculture fundamentals are strengthening and grower sentiment is positive. We expect higher planting and favorable farm economics to support strong North American crop input demand in 2020,” commented Chuck Magro, Nutrien’s President and CEO.

“Our business is designed to provide stability in times of market weakness, with significant leverage through a recovery in fertilizer markets. We remain focused on optimizing our network, allocating capital to grow our Retail business and leading our industry in returning capital to shareholders,” added Mr. Magro.

Highlights:

•

Nutrien generated $2.2 billion in free cash flow in 2019, up 9 percent over last year, and $2.6 billion in free cash flow including changes in non-cash working capital in 2019, which is over three times higher than in 2018.

•

Nutrien recorded a number of charges totaling $128 million this quarter related to mergers, acquisitions and impairments, the largest associated with the rebranding of the Australian retail business after the Ruralco acquisition.

•

Retail performed well as EBITDA increased 8 percent in the fourth quarter and 2 percent in the full year 2019, compared to the same periods in 2018. Nutrien’s sales, service and supply chain strength helped to grow market share and we expect strong EBITDA growth in 2020 due to contributions from acquisitions, improved market conditions and organic growth.

•

Potash EBITDA was down 62 percent in the fourth quarter of 2019 compared to the same period in 2018 due to lower sales volumes and lower net realized selling prices caused by a temporary reduction in global demand, the impact of production downtime and the Canadian National Railway labor strike. 2019 potash adjusted EBITDA was similar to 2018 as higher average net realized selling prices were mostly offset by lower sales volumes.

•

Nitrogen EBITDA in the fourth quarter of 2019 was 19 percent lower than the same period last year due primarily to lower ammonia sales volumes and a lower nitrogen net realized selling price. Nitrogen EBITDA in 2019 increased 2 percent compared to 2018 as lower natural gas costs in North America more than offset higher natural gas costs in Trinidad, and higher earnings from equity-accounted investees and the impact of IFRS 16 more than offset lower ammonia sales volumes and lower nitrogen net realized selling prices.

•

In the fourth quarter of 2019, Nutrien increased the maximum number of common shares that may be acquired under its current normal course issuer bid (NCIB) to approximately 7 percent of the outstanding common shares. Nutrien repurchased an aggregate of 36 million common shares in 2019 and 72 million common shares over the past 24 months.

•	Nutrien full-year 2020 adjusted net earnings per share and adjusted EBITDA guidance is $1.90 to $2.60 per share and $3.8 to $4.3 billion, respectively.

Market Outlook

Agriculture and Retail

•	Recent US/China trade progress has underpinned positive sentiment among US growers as agricultural exports to China are expected to improve significantly both in the short and medium term.

•

The US Department of Agriculture (USDA) projects 2019/2020 global grain inventories outside of China to be at six-year lows. US crop input demand in 2020 is expected to be supported by an additional 14 million acres, or about a 6 percent increase, in planted acreage.

•	We expect demand for potash in Southeast Asia will be supported by the significant improvement in palm oil prices since mid-2019.

•	Despite improved agricultural fundamentals in most key markets, we continue to monitor the possible impacts of the Coronavirus, drought conditions in Australia and the African Swine Fever.

Crop Nutrient Markets

•

Global potash prices declined in 2019 as customers in key offshore markets drew from inventories built by strong first-half 2019 shipments, while demand declined in North America due to adverse weather and in Southeast Asia due to weak palm oil prices. Global potash producers announced the equivalent of over 3 million tonnes of estimated production curtailments to rebalance supply. We estimate global potash deliveries were approximately 64.5 million tonnes in 2019, down significantly from the 66.7 million tonnes in 2018.

We believe potash production curtailments lowered inventory at the producer level, while continued grower consumption lowered distributor inventory in key markets outside of China. We expect global potash demand to rebound in 2020, driven by increased planting acreage in North America, a rebound in applications in Indonesia and Malaysia, lower beginning inventories and strong affordability. We estimate global potash deliveries in 2020 will be between 66 to 68 million tonnes in 2020, similar to the record global delivery levels of 2018.

•

Global nitrogen prices declined in 2019, due to reduced demand in North America driven by challenging weather conditions and lower feedstock prices in some key producing regions. We expect nitrogen fundamentals to improve in 2020, supported by higher North American planting, stable demand in other key regions and limited new global capacity.

•

Dry phosphate fertilizer prices have recently improved after reaching historically low levels in 2019, but they continue to be impacted by increased supply from Morocco and Saudi Arabia. Some global phosphate producers have announced curtailments to rebalance supply and the Coronavirus could reduce Chinese export availability in the first quarter of 2020, however, we expect low raw material costs will be a headwind to a significant market recovery.

Financial Outlook and Guidance

Based on market factors detailed above, we are issuing 2020 adjusted net earnings guidance of $1.90 to $2.60 per share and adjusted EBITDA guidance of $3.8 to $4.3 billion.

All guidance numbers, including those noted above and related sensitivities are outlined in the tables below.

2020 Guidance Ranges [1]	Low	High

Adjusted net earnings per share [2]	$1.90	$2.60

Adjusted EBITDA (billions) [2]	$3.8	$4.3

Retail EBITDA (billions)	$1.4	$1.5

Potash EBITDA (billions)	$1.3	$1.5

Nitrogen EBITDA (billions)	$1.2	$1.4

Phosphate EBITDA (millions)	$180	$250

Potash sales tonnes (millions) [3]	12.3	12.7

Nitrogen sales tonnes (millions) [3]	11.0	11.6

Depreciation and amortization (billions)	$1.8	$1.9

Effective tax rate on continuing operations	23%	25%

Sustaining capital expenditures (billions)	$1.0	$1.1

	Impact to

2020 Annual Assumptions & Sensitivities [1]	Adjusted EBITDA	Adjusted EPS [4]
$1/MMBtu change in NYMEX [5]	$165	$0.21
$20/tonne change in realized Potash selling prices	$205	$0.25
$20/tonne change in realized Ammonia selling prices	$40	$0.05
$20/tonne change in realized Urea selling prices	$65	$0.09

2020 FX Rate CAD to USD	1.30
2020 NYMEX natural gas ($US/MMBtu)	$2.25

1  See the “Forward-Looking Statements” section.

2  See the “Non-IFRS Financial Measures” section.

3  Manufactured products only. Nitrogen excludes ESN® and Rainbow products.

4  Assumes 574 million shares outstanding.

5  Nitrogen related impact.

Consolidated Results

	Three Months Ended December 31			Twelve Months Ended December 31
(millions of US dollars)	2019	2018	% Change	2019	2018	% Change
Sales	3,442	3,762	(9)	20,023	19,636	2
Freight, transportation and distribution	172	189	(9)	768	864	(11)
Cost of goods sold	2,256	2,314	(3)	13,814	13,380	3
Gross margin	1,014	1,259	(19)	5,441	5,392	1
Expenses	951	713	33	3,579	4,978	(28)
Net (loss) earnings from continuing operations	(48)	296	n/m	992	(31)	n/m
Net earnings from discontinued operations	-	2,906	(100)	-	3,604	(100)
Net (loss) earnings	(48)	3,202	n/m	992	3,573	(72)
EBITDA [1]	499	944	(47)	3,661	2,006	83
Adjusted EBITDA [1]	664	924	(28)	4,025	3,934	2
Free cash flow (“FCF”) [1]	138	403	(66)	2,157	1,975	9
FCF including changes in non-cash working capital [1]	2,068	1,647	26	2,647	837	216
1 See the “Non-IFRS Financial Measures” section.

Our fourth-quarter net loss from continuing operations was caused by the impact of a temporary slow down in global fertilizer demand that more than offset a strong performance by Retail. 2019 net earnings from continuing operations increased compared to 2018 due to solid operational results, the continued benefit of Merger related synergies and operational improvements and a non-cash impairment of our New Brunswick potash facility in 2018.

Our net earnings from discontinued operations in 2018 was related to the required divestiture of certain equity investments in connection with the Merger.

Segment Results

In the first quarter of 2019, our Executive Leadership Team reassessed our product groupings and decided to evaluate the performance of ammonium sulfate as part of the Nitrogen segment, rather than the Phosphate and Sulfate segment as previously reported in 2018. Effective January 1, 2019, we have four reportable operating segments: Retail, Potash, Nitrogen and Phosphate. Comparative amounts presented on a segmented basis have been restated accordingly. We also renamed our “Others” segment to “Corporate and Others”.

Detailed descriptions of our operating segments can be found in our 2018 Annual Report dated February 20, 2019 in the “Operating Segment Performance & Outlook” section.

Our discussion of segment results set out on the following pages is a comparison of the results for the three and twelve months ended December 31, 2019 to the results for the three and twelve months ended December 31, 2018, respectively and unless otherwise noted. See Appendix A for a summary of our results for the twelve months ended December 31, 2019 by operating segment.

Retail

(millions of US dollars, except as otherwise noted)	Three Months Ended December 31
	Dollars			Gross Margin			Gross Margin (%)
	2019	2018	% Change	2019	2018	% Change	2019	2018
Sales
Crop nutrients [1]	907	917	(1)	186	184	1	21	20
Crop protection products	635	644	(1)	281	270	4	44	42
Seed	99	103	(4)	60	56	7	61	54
Merchandise [2]	211	142	49	44	27	63	21	19
Services and other	319	211	51	165	125	32	52	59
	2,171	2,017	8	736	662	11	34	33
Cost of goods sold [2]	1,435	1,355	6
Gross margin	736	662	11
Expenses [3]	667	580	15
Earnings before finance costs and taxes (“EBIT”)	69	82	(16)
Depreciation and amortization	162	132	23
EBITDA	231	214	8

1  Includes intersegment sales. See Note 2 to the unaudited condensed consolidated financial statements as at and for the three and twelve months ended December 31, 2019 (“condensed consolidated financial statements”).

2  Certain immaterial figures have been reclassified or grouped together for the three months ended December 31, 2018.

3  Includes selling expenses of $668 million (2018 – $571 million).

•

EBITDA was higher in the fourth quarter and full year of 2019 as sales, service and supply chain strength helped to grow our market share and margins. EBITDA in both periods also benefited from strong US and Australia results and the impact from adoption of IFRS 16, which more than offset weather-related challenges in Canada. Gross margin and gross margin percentage increased in the fourth quarter and full year 2019 as a result of optimization initiatives and strategic purchasing. Selling expenses as a proportion of sales in the full year 2019 were similar to the same period in 2018.

•

Crop nutrients sales decreased in the fourth quarter of 2019 as higher sales volumes were offset by lower selling prices. Crop nutrients sales in 2019 increased due to higher sales volumes and higher selling prices. Gross margin percentage increased in the periods due to strategic purchasing and an increased mix of higher margin specialty and proprietary products sales.

•

Crop protection products sales in the fourth quarter decreased compared to the fourth quarter of 2018 due primarily to lower Canadian fall applications caused by early winter conditions. Crop protection products sales in 2019 increased as US farmers made more in-season applications due to the excessive moisture experienced in the fall of 2018. Gross margin percentage increased in the fourth quarter and was flat in 2019 due to favorable product mix changes and strategic purchasing that offset the impact of higher competition from a condensed season and higher costs for product sourced from China.

•

Seed sales in the fourth quarter were down slightly compared to the same period in 2018 caused mostly by drought conditions in Australia. Sales in 2019 increased compared to 2018 due to the mix of higher value corn and cotton seed sales, which more than offset the impact of lower planted acreage in the US. Gross margin percentage increased in the fourth quarter due to a favorable sales mix, while gross margin percentage in 2019 was comparable with 2018.

•	Merchandise sales and gross margin increased in the fourth quarter and full year of 2019 due to our recent acquisition of Ruralco.

•

Services and other sales were higher in the fourth quarter and full year of 2019 due to sales from recent acquisitions, including Ruralco, and increased US applications and services resulting from a condensed growing season. Gross margin percentage decreased in the quarter and full year of 2019 due to product mix changes resulting primarily from the acquisition of Ruralco.

Potash

(millions of US dollars, except as otherwise noted)	Three Months Ended December 31
	Dollars			Tonnes (thousands)			Average per Tonne
	2019	2018	% Change	2019	2018	% Change	2019	2018	% Change

Manufactured product [1]

Net sales

North America	146	177	(18)	651	731	(11)	226	242	(7)

Offshore	204	459	(56)	1,234	2,126	(42)	164	216	(24)

	350	636	(45)	1,885	2,857	(34)	186	223	(17)

Cost of goods sold	211	271	(22)				112	95	18

Gross margin - manufactured	139	365	(62)				74	128	(42)

Gross margin - other [2]	-	1	(100)	Depreciation and amortization			35	32	9

Gross margin - total	139	366	(62)	Gross margin excluding depreciation

Expenses [3]	56	64	(13)	and amortization - manufactured [4]			109	160	(32)

EBIT	83	302	(73)	Potash cash cost of product

Depreciation and amortization	66	92	(28)	manufactured [4]			82	67	22

EBITDA	149	394	(62)

1  Includes intersegment sales. See Note 2 to the condensed consolidated financial statements.

2  Includes other potash and purchased products and is comprised of net sales of $Nil (2018 – $1 million) less cost of goods sold of $Nil (2018 – $Nil).

3  Includes provincial mining and other taxes of $50 million (2018 – $56 million).

4  See the “Non-IFRS Financial Measures” section.

•

EBITDA decreased in the fourth quarter due to lower sales volumes, lower net realized selling prices and the temporary impacts associated with production downtime and the Canadian National Railway labor strike. EBITDA in 2019 was higher as a result of a non-cash impairment of our New Brunswick potash facility in 2018. Adjusted EBITDA in 2019 was similar to 2018 as lower sales volumes and higher provincial mining taxes and other taxes were mostly offset by higher net realized selling prices.

•

Sales volumes in North America were down in the fourth quarter and in the full year of 2019 due to challenging US weather conditions that negatively impacted both spring and fall applications. Offshore sales volumes in 2019 were the second highest on record, down only from 2018, due to strong demand in the first half of the year. Offshore sales volumes in the fourth quarter of 2019 decreased from the same period last year as customers in key markets delayed purchases and/or drew upon existing inventory.

•

Net realized selling price decreased in the fourth quarter of 2019 reflecting lower benchmark prices caused by a temporary slowdown in global demand. Higher freight rates further decreased North America net realized selling prices while adjustments to Nutrien’s provisional selling price to Canpotex lowered Offshore net realized selling prices in the quarter. Net realized selling prices were higher in 2019 compared to 2018 due to stronger prices through the first nine months of the year.

•

Cost of goods sold per tonne increased in the fourth quarter and full year of 2019 compared to the same periods in 2018 due to the impact of lower production volumes related to temporary production downtime. Potash cash cost of product manufactured per tonne increased in the fourth quarter and full year of 2019 due primarily to the impact of lower production volumes compared to the same periods in 2018.

Canpotex Sales by Market

(percentage of sales volumes, except as otherwise noted)	Three Months Ended December 31			Twelve Months Ended December 31
	2019	2018	% Change	2019	2018	% Change
Latin America	31	33	(6)	31	33	(6)
Other Asian markets [1]	27	28	(4)	27	31	(13)
China	17	17	-	22	18	22
India	7	14	(50)	10	10	-
Other markets	18	8	125	10	8	25
	100	100		100	100
1 All Asian markets except China and India.

Nitrogen

	Three Months Ended December 31
(millions of US dollars, except as otherwise noted)	Dollars			Tonnes (thousands)			Average per Tonne
	2019	2018 [1]	% Change	2019	2018 [1]	% Change	2019	2018 [1]	% Change
Manufactured product [2]
Net sales
Ammonia	141	235	(40)	571	808	(29)	245	290	(16)
Urea	193	231	(16)	695	687	1	278	337	(18)
Solutions, nitrates and sulfates	166	180	(8)	1,096	1,016	8	152	177	(14)
	500	646	(23)	2,362	2,511	(6)	212	257	(18)
Cost of goods sold	404	439	(8)				171	175	(2)
Gross margin - manufactured	96	207	(54)				41	82	(50)
Gross margin - other [3]	11	17	(35)	Depreciation and amortization			60	43	40
Gross margin - total	107	224	(52)	Gross margin excluding depreciation
(Income) Expenses	(11)	11	n/m	and amortization - manufactured [4]			101	125	(19)
EBIT	118	213	(45)	Ammonia controllable cash cost of
Depreciation and amortization	141	108	31	product manufactured [4]			48	44	9
EBITDA	259	321	(19)

1  Restated for the reclassification of sulfate from the Phosphate segment. See Note 2 to the condensed consolidated financial statements.

2  Includes intersegment sales. See Note 2 to the condensed consolidated financial statements.

3  Includes other nitrogen (including ESN® and Rainbow) and purchased products and is comprised of net sales of $103 million (2018 – $99 million) less cost of goods sold of $92 million (2018 – $82 million).

4  See the “Non-IFRS Financial Measures” section.

•

EBITDA decreased in the fourth quarter of 2019 as lower ammonia sales volumes and lower nitrogen net realized selling prices more than offset the impact of lower natural gas costs. EBITDA for 2019 increased compared to 2018 as lower natural gas costs, higher earnings from equity-accounted investees and the impact of adopting IFRS 16 more than offset lower sales volumes and net realized selling prices.

•

Sales volumes in the fourth quarter and full year of 2019 were down compared to the same period in 2018 as lower ammonia sales volumes in some of our highest netback regions were only partially offset by higher urea and solutions, nitrates and sulfates sales volumes. Ammonia sales volumes were impacted by compressed spring and fall application seasons in North America and turnaround activity at our Trinidad facility.

•

Net realized selling price of nitrogen was lower in the fourth quarter and full year of 2019 as benefits from our distribution network and product positioning were more than offset by lower global benchmark prices.

•

Cost of goods sold per tonne of nitrogen decreased in the fourth quarter of 2019 due primarily to lower natural gas costs. Cost of goods sold in 2019 was slightly higher compared to 2018 as lower natural gas costs in North America were offset by higher natural gas costs in Trinidad and a lower proportion of sales from lower cost facilities. Ammonia controllable cash cost of product manufactured per tonne increased in the fourth quarter and full year 2019 due to lower production volumes available for sale resulting from turnaround activity at our Trinidad facility.

Natural Gas Prices

	Three Months Ended December 31			Twelve Months Ended December 31

(US dollars per MMBtu, except as otherwise noted)	2019	2018	% Change	2019	2018	% Change

Overall gas cost excluding realized derivative impact	2.46	2.87	(14)	2.47	2.54	(3)

Realized derivative impact	0.06	0.14	(57)	0.11	0.29	(62)
Overall gas cost	2.52	3.01	(16)	2.58	2.83	(9)

Average NYMEX	2.50	3.64	(31)	2.63	3.09	(15)

Average AECO	1.76	1.45	21	1.22	1.19	3

•	Gas costs decreased in the fourth quarter and full year 2019 compared to the same periods last year due primarily to lower gas costs in the US and a lower realized derivative impact.

Phosphate

(millions of US dollars, except as otherwise noted)	Three Months Ended December 31
	Dollars			Tonnes (thousands)			Average per Tonne
	2019	2018 [1]	% Change	2019	2018 [1]	% Change	2019	2018 [1]	% Change

Manufactured product [2]

Net sales

Fertilizer	155	255	(39)	466	601	(22)	334	423	(21)

Industrial and feed	105	106	(1)	181	207	(13)	581	513	13

	260	361	(28)	647	808	(20)	403	446	(10)

Cost of goods sold	255	346	(26)				395	428	(8)

Gross margin - manufactured	5	15	(67)				8	18	(56)

Gross margin - other [3]	1	(2)	n/m	Depreciation and amortization			88	66	33

Gross margin - total	6	13	(54)	Gross margin excluding depreciation

Expenses	9	13	(31)	and amortization - manufactured [4]			96	84	14

EBIT	(3)	-	-
Depreciation and amortization	57	53	8
EBITDA	54	53	2

1  Restated for the reclassification of sulfate to the Nitrogen segment. See Note 2 to the condensed consolidated financial statements.

2  Includes intersegment sales. See Note 2 to the condensed consolidated financial statements.

3  Includes other phosphate and purchased products and is comprised of net sales of $27 million (2018 – $45 million) less cost of goods sold of $26 million (2018 - $47 million).

4  See the “Non-IFRS Financial Measures” section.

•

EBITDA increased in the fourth quarter of 2019 due to lower phosphate rock and other raw material costs that were partially offset by lower sales volumes and lower net realized selling prices. EBITDA decreased in 2019 relative to 2018 due primarily to lower net realized selling prices and lower sales volumes.

•

Sales volumes decreased in the fourth quarter and the full year of 2019 due primarily to reduced fertilizer application in North America caused by adverse weather in both the spring and fall application seasons. Industrial and feed sales volumes in the same periods decreased due to the timing of sales.

•

Net realized selling price decreased in the fourth quarter and full year of 2019 compared to the same periods in 2018 as higher prices for industrial products were more than offset by lower dry phosphate fertilizer prices.

•

Cost of goods sold per tonne decreased in the fourth quarter compared to the same period in 2018 due to benefits from the conversion of our Redwater facility to ammonium sulfate and lower raw material costs. Cost of goods sold per tonne increased in the full year of 2019 due to higher non-cash asset retirement adjustments, and lower sales volumes that more than offset lower raw material costs.

Forward-Looking Statements

Certain statements and other information included and incorporated by reference in this document constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws (such statements are often accompanied by words such as “anticipate”, “forecast”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “intend” or other similar words). All statements in this document, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to: Nutrien’s 2020 annual guidance, including expectations regarding our adjusted net earnings per share and adjusted EBITDA (both consolidated and by segment); capital spending expectations for 2020; expectations regarding performance of our operating segments in 2020; our operating segment market outlooks and market conditions for 2020, and including anticipated supply and demand for our products and services, expected market and industry conditions with respect to crop nutrient application rates, planted acres, crop mix, prices and the impact of currency fluctuations and import and export volumes; and acquisitions and divestitures, and the expected synergies associated with various acquisitions, including timing thereof. These forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. As such, undue reliance should not be placed on these forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions referred to below and elsewhere in this document. Although we believe that these assumptions are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The additional key assumptions that have been made include, among other things, assumptions with respect to our ability to successfully complete, integrate and realize the anticipated benefits of our already completed and future acquisitions, and that we will be able to implement our standards, controls, procedures and policies at any acquired businesses to realize the expected synergies; that future business, regulatory and industry conditions will be within the parameters expected by us, including with respect to prices, margins, demand, supply, product availability, supplier agreements, availability and cost of labor and interest, exchange and effective tax rates; the completion of our expansion projects on schedule, as planned and on budget; assumptions with respect to global economic conditions and the accuracy of our market outlook expectations for 2020 and in the future; the adequacy of our cash generated from operations and our ability to access our credit facilities or capital markets for additional sources of financing; our ability to identify suitable candidates for acquisitions and divestitures and negotiate acceptable terms; our ability to maintain investment grade ratings and achieve our performance targets; and the receipt, on time, of all necessary permits, utilities and project approvals with respect to our expansion projects and that we will have the resources necessary to meet the projects’ approach.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: general global economic, market and business conditions; failure to complete announced and future acquisitions or divestitures at all or on the expected terms and within the expected timeline; climate change and weather conditions, including impacts from regional flooding and/or drought conditions; crop planted acreage, yield and prices; the supply and demand and price levels for our products; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy (including tariffs, trade restrictions and climate change initiatives), government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof; political risks, including civil unrest, actions by armed groups or conflict and malicious acts including terrorism; the occurrence of a major environmental or safety incident; innovation and cybersecurity risks related to our systems, including our costs of addressing or mitigating such risks; regional natural gas supply restrictions; counterparty and sovereign risk; delays in completion of turnarounds at our major facilities; gas supply interruptions; any significant impairment of the carrying value of certain assets; risks related to reputational loss; certain complications that may arise in our mining processes; the ability to attract, engage and retain skilled employees and strikes or other forms of work stoppages; and other risk factors detailed from time to time in Nutrien reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the United States.

The purpose of our expected adjusted net earnings per share, adjusted EBITDA and EBITDA by segment guidance ranges, as well as our adjusted net earnings per share and adjusted EBITDA price and volume and input cost sensitivities ranges, are to assist readers in understanding our expected and targeted financial results, and this information may not be appropriate for other purposes.

Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this document as a result of new information or future events, except as may be required under applicable Canadian securities legislation or applicable US federal securities laws.

Terms and References

For the definitions of certain financial and non-financial terms used in this document, as well as a list of abbreviated company names and sources, see the “Terms”, “Abbreviated Company Names and Sources” and “Terms and Measures” sections of our 2018 Annual Report dated February 20, 2019. All references to per share amounts pertain to diluted net earnings (loss) per share, “n/m” indicates information that is not meaningful and all financial data are stated in millions of US dollars, unless otherwise noted.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, playing a critical role in helping growers around the globe increase food production in a sustainable manner. We produce and distribute 27 million tonnes of potash, nitrogen and phosphate products world-wide. With this capability and our leading agriculture retail network, we are well positioned to supply the needs of our customers. We operate with a long-term view and are committed to working with our stakeholders as we address our economic, environmental and social priorities. The scale and diversity of our integrated portfolio provides a stable earnings base, multiple avenues for growth and the opportunity to return capital to shareholders.

For Further Information:

Investor and Media Relations:

Richard Downey

Vice President, Investor & Corporate Relations

(403) 225-7357

Investors@nutrien.com

Investor Relations

Tim Mizuno

Senior Manager, Investor Relations

(306) 933-8548

Contact us at: www.nutrien.com

Selected financial data for download can be found in our data tool at www.nutrien.com/investors/interactive-datatool

Such data is not incorporated by reference herein.

Nutrien will host a Conference Call on Wednesday, February 19, 2020 at 10:00 am Eastern Time.

•	Telephone Conference dial-in numbers:
•	From Canada and the US 1-877-702-9274
•	International 1-647-689-5529
•	No access code required. Please dial in 15 minutes prior to ensure you are placed on the call in a timely manner.

•	Live Audio Webcast: Visit www.nutrien.com/investors/events

Appendix A - Selected Additional Financial Data

Twelve Months Ended December 31, 2019 Operating Segment Results

Retail

	Twelve Months Ended December 31

(millions of US dollars, except as otherwise noted)	Dollars			Gross Margin			Gross Margin (%)
	2019	2018	% Change	2019	2018	% Change	2019	2018

Sales

Crop nutrients [1]	4,989	4,577	9	1,032	923	12	21	20

Crop protection products	4,983	4,862	2	1,173	1,155	2	24	24

Seed	1,712	1,687	1	336	333	1	20	20

Merchandise [2]	598	584	2	109	103	6	18	18

Services and other	939	810	16	590	521	13	63	64

	13,221	12,520	6	3,240	3,035	7	25	24

Cost of goods sold [2]	9,981	9,485	5
Gross margin	3,240	3,035	7
Expenses [3]	2,604	2,328	12
EBIT	636	707	(10)
Depreciation and amortization	595	499	19
EBITDA	1,231	1,206	2

1  Includes intersegment sales. See Note 2 to the condensed consolidated financial statements.

2  Certain immaterial figures have been reclassified or grouped together for the twelve months ended December 31, 2018.

3  Includes selling expenses of $2,484 million (2018 – $2,303 million).

Potash

	Twelve Months Ended December 31

(millions of US dollars, except as otherwise noted)	Dollars			Tonnes (thousands)			Average per Tonne
	2019	2018	% Change	2019	2018	% Change	2019	2018	% Change

Manufactured product [1]

Net sales

North America	978	1,007	(3)	4,040	4,693	(14)	242	214	13

Offshore	1,625	1,657	(2)	7,481	8,326	(10)	217	199	9

	2,603	2,664	(2)	11,521	13,019	(12)	226	205	10

Cost of goods sold	1,103	1,182	(7)				96	91	5

Gross margin - manufactured	1,500	1,482	1				130	114	14

Gross margin - other [2]	1	2	(50)	Depreciation and amortization			34	31	10

Gross margin - total	1,501	1,484	1

Impairment of assets	-	1,809	(100)	Gross margin excluding depreciation

Expenses [3]	298	282	6	and amortization - manufactured [4]			164	145	13

EBIT	1,203	(607)	n/m	Potash cash cost of product

Depreciation and amortization	390	404	(3)	manufactured [4]			63	60	5

EBITDA	1,593	(203)	n/m
Adjusted EBITDA [4]	1,593	1,606	(1)

1  Includes intersegment sales. See Note 2 to the condensed consolidated financial statements.

2  Includes other potash and purchased products and is comprised of net sales of $1 million (2018 – $3 million) less cost of goods sold of $Nil (2018 – $1 million).

3  Includes provincial mining and other taxes of $287 million (2018 – $244 million).

4  See the “Non-IFRS Financial Measures” section.

Nitrogen

	Twelve Months Ended December 31

(millions of US dollars, except as otherwise noted)	Dollars			Tonnes (thousands)			Average per Tonne
	2019	2018 [1]	% Change	2019	2018 [1]	% Change	2019	2018 [1]	% Change

Manufactured product [2]

Net sales

Ammonia	743	903	(18)	2,971	3,330	(11)	250	271	(8)

Urea	932	895	4	3,037	3,003	1	307	298	3

Solutions, nitrates and sulfates	706	729	(3)	4,262	4,265	-	166	171	(3)

	2,381	2,527	(6)	10,270	10,598	(3)	232	238	(3)

Cost of goods sold	1,749	1,777	(2)				170	168	1

Gross margin - manufactured	632	750	(16)				62	70	(11)

Gross margin - other [3]	68	70	(3)	Depreciation and amortization			52	42	24

Gross margin - total	700	820	(15)	Gross margin excluding depreciation

(Income) Expenses	(4)	47	n/m	and amortization - manufactured [4]			114	112	2

EBIT	704	773	(9)	Ammonia controllable cash cost of

Depreciation and amortization	535	442	21	product manufactured [4]			45	43	5

EBITDA	1,239	1,215	2

1  Restated for the reclassification of sulfate from the Phosphate segment. See the “Segment Results” section and Note 2 to the condensed consolidated financial statements.

2  Includes intersegment sales. See Note 2 to the condensed consolidated financial statements.

3  Includes other nitrogen (including ESN® and Rainbow) and purchased products and is comprised of net sales of $467 million (2018 – $438 million) less cost of goods sold of $399 million (2018 – $368 million).

4  See the “Non-IFRS Financial Measures” section.

Phosphate

	Twelve Months Ended December 31

(millions of US dollars, except as otherwise noted)	Dollars			Tonnes (thousands)			Average per Tonne
	2019	2018 [1]	% Change	2019	2018 [1]	% Change	2019	2018 [1]	% Change

Manufactured product [2]

Net sales

Fertilizer	790	995	(21)	2,130	2,425	(12)	371	410	(10)

Industrial and feed	426	424	-	759	847	(10)	561	500	12

	1,216	1,419	(14)	2,889	3,272	(12)	421	434	(3)

Cost of goods sold	1,218	1,329	(8)				422	406	4

Gross margin - manufactured	(2)	90	n/m				(1)	28	n/m

Gross margin - other [3]	(3)	(2)	50	Depreciation and amortization			82	59	39

Gross margin - total	(5)	88	n/m	Gross margin excluding depreciation

Expenses	38	26	46	and amortization - manufactured [4]			81	87	(7)

EBIT	(43)	62	n/m
Depreciation and amortization	237	193	23
EBITDA	194	255	(24)

1  Restated for the reclassification of sulfate to the Nitrogen segment. See the “Segment Results” section and Note 2 to the condensed consolidated financial statements.

2  Includes intersegment sales. See Note 2 to the condensed consolidated financial statements.

3  Includes other phosphate and purchased products and is comprised of net sales of $152 million (2018 – $142 million) less cost of goods sold of $155 million (2018 – $144 million).

4  See the “Non-IFRS Financial Measures” section.

Selected Retail measures	Three Months Ended December 31		Twelve Months Ended December 31
	2019	2018	2019	2018

Proprietary products margin as a percentage of product line margin (%)

Crop nutrients	15	11	23	21

Crop protection products	8	8	34	37

Seed	11	16	38	38

All Products	8	8	24	25

Crop nutrients sales volumes (tonnes - thousands)

North America	1,558	1,543	8,812	8,547

International	559	447	2,236	2,142

Total	2,117	1,990	11,048	10,689

Crop nutrients selling price per tonne

North America	436	456	465	437

International	408	479	398	395

Total	428	461	452	428

Crop nutrients gross margin per tonne

North America	95	96	102	94

International	68	80	60	57

Total	88	92	93	86

Financial performance measures			2019 Target	2019 Actuals

Retail EBITDA to sales (%) [1,2]			10	9

Retail adjusted average working capital to sales (%) [1,2]			20	23

Retail cash operating coverage ratio (%) [1,2]			60	62

Retail normalized comparable store sales (%) [2]				(1)

Retail EBITDA per US selling location (thousands of US dollars) [1,2]				967

1  Rolling four quarters ended December 31, 2019.

2  See the “Non-IFRS Financial Measures” section.

Selected Nitrogen measures	Three Months Ended December 31		Twelve Months Ended December 31

	2019	2018	2019	2018

Sales volumes (tonnes - thousands)

Fertilizer	1,350	1,331	5,554	5,680

Industrial and feed	1,012	1,180	4,716	4,918

Net sales (millions of US dollars)

Fertilizer	311	359	1,466	1,444

Industrial and feed	189	287	915	1,083

Net selling price per tonne

Fertilizer	230	269	264	254

Industrial and feed	187	243	194	220

Production measures	Three Months Ended December 31		Twelve Months Ended December 31

	2019	2018	2019	2018

Potash production (Product tonnes - thousands)	1,939	3,039	11,700	12,842

Potash shutdown weeks [1]	28	7	55	39

Nitrogen production (Ammonia tonnes - thousands) [2]	1,401	1,547	6,164	6,372

Ammonia operating rate (%) [3]	94	87	91	92

Phosphate production (P2O5 tonnes - thousands) [4]	390	412	1,514	1,551

Phosphate P2O5 operating rate (%) [4]	91	96	89	91

1  Represents weeks of full production shutdown, excluding the impact of any periods of reduced operating rates and planned routine annual maintenance shutdowns and announced workforce reductions.

2  All figures are provided on a gross production basis.

3  Excludes Trinidad and Joffre.

4  Excludes Redwater. Comparative figures were restated to exclude Redwater.

Appendix B - Non-IFRS Financial Measures

We use both IFRS and certain non-IFRS financial measures to assess performance. Non-IFRS financial measures are numerical measures of a company’s performance, that either exclude or include amounts that are not normally excluded or included in the most directly comparable measures calculated and presented in accordance with IFRS. In evaluating these measures, investors should consider that the methodology applied in calculating such measures may differ among companies and analysts.

Management believes the non-IFRS financial measures provide transparent and useful supplemental information to help investors evaluate our financial performance, financial condition and liquidity using the same measures as management. These non-IFRS financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS.

The following section outlines our non-IFRS financial measures, their definitions and why management uses each measure. It includes reconciliations to the most directly comparable IFRS measures.

EBITDA, Adjusted EBITDA and Potash Adjusted EBITDA

Most directly comparable IFRS financial measure: Net earnings (loss) from continuing operations.

Definition: EBITDA is calculated as net earnings (loss) from continuing operations before finance costs, income taxes and depreciation and amortization. Adjusted EBITDA is calculated as net earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization, Merger and related costs, acquisition and integration related costs, share-based compensation, defined benefit plans curtailment gain, impairment of assets, and foreign exchange gain/loss, net of related derivatives. In the fourth quarter of 2019, we amended our calculations of adjusted EBITDA and restated the comparative periods to exclude the impact of foreign exchange gain/loss, net of related derivatives, as foreign exchange changes are not indicative of our operating performance. We have also amended our calculations of adjusted EBITDA to adjust for acquisition and integration related costs for certain acquisitions such as Ruralco. There were no similar acquisitions in the comparative periods.

Why we use the measure and why it is useful to investors: These are meaningful measures because they are not impacted by long-term investment and financing decisions, but rather focus on the performance of our day-to-day operations. These provide a measure of our ability to service debt and to meet other payment obligations.

	Three Months Ended December 31		Twelve Months Ended December 31
(millions of US dollars)	2019	2018	2019	2018

Net (loss) earnings from continuing operations	(48)	296	992	(31)

Finance costs	141	144	554	538

Income tax (recovery) expense	(30)	106	316	(93)
Depreciation and amortization	436	398	1,799	1,592
EBITDA	499	944	3,661	2,006

Merger and related costs	25	27	82	170

Acquisition and integration related costs	16	-	16	-

Share-based compensation	9	(33)	104	116

Defined benefit plans curtailment gain	-	(6)	-	(157)

Impairment of assets	87	-	120	1,809

Foreign exchange loss (gain), net of related derivatives	28	(8)	42	(10)

Adjusted EBITDA	664	924	4,025	3,934

	Three Months Ended December 31		Twelve Months Ended December 31
(millions of US dollars)	2019	2018	2019	2018
Potash EBITDA	149	394	1,593	(203)

Impairment of assets	-	-	-	1,809

Potash adjusted EBITDA	149	394	1,593	1,606

Adjusted EBITDA, Adjusted Net Earnings and Adjusted Net Earnings Per Share Guidance

This guidance is provided on a non-IFRS basis. We do not provide a reconciliation of such forward-looking measures to the most directly comparable financial measures calculated and presented in accordance with IFRS due to unknown variables and the uncertainty related to future results. These unknown variables may include unpredictable transactions of significant value that may be inherently difficult to determine, without unreasonable efforts. Guidance excludes the impacts of acquisition and integration related costs, share-based compensation and foreign exchange gain/loss, net of related derivatives.

Adjusted Net Earnings and Adjusted Net Earnings Per Share

Most directly comparable IFRS financial measure: Net earnings from continuing operations and net earnings per share.

Definition: Net earnings from continuing operations before Merger and related costs, acquisition and integration related costs, share-based compensation, impairment of assets and foreign exchange gain/loss (net of related derivatives), net of tax. In the fourth quarter of 2019, we amended our calculations of adjusted net earnings to exclude the impact of foreign exchange gain/loss, net of derivatives, as foreign exchange changes are not indicative of our operating performance. We have also amended our calculations of adjusted net earnings to adjust for acquisition and integration related costs for certain acquisitions such as Ruralco.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations excluding the effects of non-operating items.

	Three Months Ended December 31, 2019			Twelve Months Ended December 31, 2019
(millions of US dollars, except as otherwise noted)	Increases (Decreases)	Post-Tax	Per Diluted Share	Increases (Decreases)	Post-Tax	Per Diluted Share
Net (loss) earnings from continuing operations		(48)	(0.08)		992	1.70
Adjustments:
Merger and related costs	25	15	0.02	82	62	0.10
Acquisition and integration related costs	16	11	0.02	16	12	0.02
Share-based compensation	9	6	0.01	104	79	0.14
Impairment of assets	87	53	0.09	120	91	0.16
Foreign exchange loss, net of related derivatives	28	17	0.03	42	32	0.05
Adjusted net earnings		54	0.09		1,268	2.17

Free Cash Flow and Free Cash Flow Including Changes in Non-Cash Working Capital

Most directly comparable IFRS financial measure: Cash from operations before working capital changes.

Definition: Cash from operations before working capital changes less sustaining capital expenditures and cash provided by operating activities from discontinued operations. We also calculate this measure including changes in non-cash working capital.

Why we use the measure and why it is useful to investors: For evaluation of liquidity and financial strength, and as a component of employee remuneration calculations. These are also useful as an indicator of our ability to service debt, meet other payment obligations and make strategic investments. These do not represent residual cash flow available for discretionary expenditures.

	Three Months Ended December 31		Twelve Months Ended December 31
(millions of US dollars)	2019	2018	2019	2018

Cash from operations before working capital changes	489	724	3,175	3,190

Cash used in (provided by) operating activities from discontinued operations	-	26	-	(130)

Sustaining capital expenditures	(351)	(347)	(1,018)	(1,085)
Free cash flow	138	403	2,157	1,975

Changes in non-cash working capital	1,930	1,244	490	(1,138)
Free cash flow including changes in non-cash working capital	2,068	1,647	2,647	837

Potash Cash Cost of Product Manufactured (“COPM”)

Most directly comparable IFRS financial measure: Cost of goods sold (“COGS”) for the Potash segment.

Definition: Potash COGS for the period excluding depreciation and amortization expense and inventory and other adjustments divided by the production tonnes for the period.

Why we use the measure and why it is useful to investors: To assess operational performance. Potash cash COPM excludes the effects of production from other periods and long-term investment decisions, supporting a focus on the performance of our day-to-day operations.

	Three Months Ended December 31		Twelve Months Ended December 31
(millions of US dollars, except as otherwise noted)	2019	2018	2019	2018

Total COGS - Potash	211	271	1,103	1,183

Change in inventory	11	33	10	(5)

Other adjustments	-	(4)	(16)	(14)

COPM	222	300	1,097	1,164

Depreciation and amortization included in COPM	(63)	(98)	(355)	(391)

Cash COPM	159	202	742	773

Production tonnes (tonnes - thousands)	1,939	3,039	11,700	12,842

Potash cash COPM per tonne	82	67	63	60

Ammonia Controllable Cash COPM

Most directly comparable IFRS financial measure: COGS for the Nitrogen segment.

Definition: The total of COGS for the Nitrogen segment excluding depreciation and amortization expense included in COGS, cash COGS for products other than ammonia, other adjustments, and natural gas and steam costs, divided by net ammonia production tonnes.

Why we use the measure and why it is useful to investors: To assess operational performance. Ammonia controllable cash COPM excludes the effects of production from other periods, the costs of natural gas and steam, and long-term investment decisions, supporting a focus on the performance of our day-to-day operations.

	Three Months Ended December 31		Twelve Months Ended December 31
(millions of US dollars, except as otherwise noted)	2019	2018	2019	2018

Total COGS - Nitrogen	496	521	2,148	2,145

Depreciation and amortization in COGS	(122)	(108)	(462)	(442)

Cash COGS for products other than ammonia	(274)	(286)	(1,226)	(1,212)

Ammonia

Total cash COGS before other adjustments	100	127	460	491

Other adjustments [1]	(22)	-	(57)	(28)

Total cash COPM	78	127	403	463

Natural gas and steam costs	(52)	(90)	(273)	(321)

Controllable cash COPM	26	37	130	142

Production tonnes (net tonnes [2] - thousands)	544	843	2,887	3,320

Ammonia controllable cash COPM per tonne	48	44	45	43

1  Includes changes in inventory balances and other adjustments.

2  Ammonia tonnes available for sale, as not upgraded to other Nitrogen products.

Gross Margin Excluding Depreciation and Amortization Per Tonne - Manufactured

Most directly comparable IFRS financial measure: Gross margin.

Definition: Gross margin from manufactured products per tonne less depreciation and amortization per tonne. Reconciliations are provided in the “Segment Results” section and “Appendix A - Selected Additional Financial Data”.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations, which excludes the effects of items that primarily reflect the impact of long-term investment and financing decisions.

Retail EBITDA to Sales

Most directly comparable IFRS financial measure: Retail EBITDA divided by Retail sales.

Definition: Retail EBITDA divided by Retail sales for the last four rolling quarters.

Why we use the measure and why it is useful to investors: To evaluate operational efficiency. A higher or lower percentage represents increased or decreased efficiency, respectively.

	Rolling four quarters ended December 31, 2019
(millions of US dollars, except as otherwise noted)	Q1 2019	Q2 2019	Q3 2019	Q4 2019	Total
EBITDA	(26)	836	190	231	1,231
Sales	2,039	6,512	2,499	2,171	13,221
EBITDA to Sales (%)					9

Retail Adjusted Average Working Capital to Sales

Most directly comparable IFRS financial measure: (Current assets minus current liabilities for Retail) divided by Retail sales.

Definition: Retail average working capital divided by Retail sales for the last four rolling quarters excluding working capital acquired in the quarter certain recent acquisitions, such as Ruralco, were completed.

Why we use the measure and why it is useful to investors: To evaluate operational efficiency. A lower or higher percentage represents increased or decreased efficiency, respectively.

	Rolling four quarters ended December 31, 2019
(millions of US dollars, except as otherwise noted)	Q1 2019	Q2 2019	Q3 2019	Q4 2019	Average/Total
Working capital	3,190	3,741	3,699	1,759
Working capital from certain recent acquisitions	-	-	(75)	(138)
Adjusted working capital	3,190	3,741	3,624	1,621	3,044
Sales	2,039	6,512	2,499	2,171	13,221
Adjusted average working capital to sales (%)					23

Retail Cash Operating Coverage Ratio

Most directly comparable IFRS financial measure: Retail operating expenses 1 as a percentage of Retail gross margin.

Definition: Retail operating expenses excluding depreciation and amortization expense, divided by Retail gross margin excluding depreciation and amortization expense in cost of goods sold for the last four rolling quarters.

Why we use the measure and why it is useful to investors: To understand the costs and underlying economics of our Retail operations and to assess our Retail operating performance and ability to generate free cash flow.

	Rolling four quarters ended December 31, 2019
(millions of US dollars, except as otherwise noted)	Q1 2019	Q2 2019	Q3 2019	Q4 2019	Total
Gross margin	409	1,440	655	736	3,240
Depreciation and amortization in cost of goods sold	2	1	2	2	7
Gross margin excluding depreciation and amortization	411	1,441	657	738	3,247

Operating expenses	571	749	617	667	2,604
Depreciation and amortization in operating expenses	(132)	(143)	(150)	(160)	(585)
Operating expenses excluding depreciation and amortization	439	606	467	507	2,019

Cash operating coverage ratio (%)					62

1  Includes Retail expenses below gross margin including selling expenses, general and administrative expenses and other (income) expenses.

Retail EBITDA per US Selling Location

Most directly comparable IFRS financial measure: Retail US EBITDA.

Definition: Total Retail US EBITDA for the last four rolling quarters adjusted for acquisitions in those quarters, divided by the number of US locations that have generated sales in the last four rolling quarters adjusted for acquired locations.

Why we use the measure and why it is useful to investors: To assess our US Retail operating performance. Includes locations we have owned for more than 12 months.

	Rolling four quarters ended December 31, 2019

(millions of US dollars, except as otherwise noted)	Q1 2019	Q2 2019	Q3 2019	Q4 2019	Total
US EBITDA	(58)	672	142	143	899
Adjustments for acquisitions					(27)
US EBITDA adjusted for acquisitions					872

Number of US selling locations adjusted for acquisitions					902
EBITDA per US selling location (thousands of US dollars)					967

Retail Normalized Comparable Store Sales

Most directly comparable IFRS financial measure: Retail sales from comparable base as a component of total Retail sales.

Definition: Prior year comparable store sales adjusted for published potash, nitrogen and phosphate benchmark prices and foreign exchange rates used in the current year. We retain sales of closed locations in the comparable base if the closed location is in close proximity to an existing location, unless we plan to exit the market area or are unable to economically or logistically serve it. We do not adjust for temporary closures, expansions or renovations of stores.

Why we use the measure and why it is useful to investors: To evaluate sales growth by adjusting for fluctuations in commodity prices and foreign exchange rates. Includes locations we have owned for more than 12 months.

	Twelve Months Ended December 31

(millions of US dollars, except as otherwise noted)	2019		2018
Sales from comparable base

Current period	12,568		12,253

Prior period	12,520	[1]	12,103
Comparable store sales (%)	0		1
Prior period normalized for benchmark prices and foreign exchange rates	12,636	[1]	12,363
Normalized comparable store sales (%)	(1)		(1)

1  Certain immaterial figures have been reclassified for 2018.

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Financial Statements

Condensed Consolidated Statements of (Loss) Earnings

		Three Months Ended December 31		Twelve Months Ended December 31

		2019	2018	2019	2018

			Note 1		Note 1

SALES	Note 2	3,442	3,762	20,023	19,636

Freight, transportation and distribution		172	189	768	864

Cost of goods sold		2,256	2,314	13,814	13,380

GROSS MARGIN		1,014	1,259	5,441	5,392

Selling expenses		670	579	2,505	2,337

General and administrative expenses		117	111	404	423

Provincial mining and other taxes		39	58	292	250

Share-based compensation expense (recovery)		9	(33)	104	116

Impairment of assets		87	-	120	1,809

Other expenses (income)		29	(2)	154	43

EARNINGS BEFORE FINANCE COSTS AND INCOME TAXES		63	546	1,862	414

Finance costs		141	144	554	538

(LOSS) EARNINGS BEFORE INCOME TAXES		(78)	402	1,308	(124)

Income tax (recovery) expense		(30)	106	316	(93)

NET (LOSS) EARNINGS FROM CONTINUING OPERATIONS		(48)	296	992	(31)

Net earnings from discontinued operations		-	2,906	-	3,604

NET (LOSS) EARNINGS		(48)	3,202	992	3,573

NET (LOSS) EARNINGS PER SHARE FROM CONTINUING OPERATIONS

Basic		(0.08)	0.48	1.70	(0.05)

Diluted		(0.08)	0.48	1.70	(0.05)

NET EARNINGS PER SHARE FROM DISCONTINUED OPERATIONS

Basic		-	4.75	-	5.77

Diluted		-	4.74	-	5.77

NET (LOSS) EARNINGS PER SHARE (“EPS”)

Basic		(0.08)	5.23	1.70	5.72

Diluted		(0.08)	5.22	1.70	5.72

Weighted average shares outstanding for basic EPS		572,916,000	612,151,000	582,269,000	624,900,000

Weighted average shares outstanding for diluted EPS		572,916,000	612,947,000	583,102,000	624,900,000

Condensed Consolidated Statements of Comprehensive Income

		Three Months Ended December 31		Twelve Months Ended December 31

(Net of related income taxes)		2019	2018	2019	2018

NET (LOSS) EARNINGS		(48)	3,202	992	3,573

Other comprehensive income (loss)

Items that will not be reclassified to net (loss) earnings:

Net actuarial gain (loss) on defined benefit plans		7	(2)	7	54

Net fair value gain (loss) on investments		1	(20)	(25)	(99)

Items that have been or may be subsequently reclassified to net (loss) earnings:

Gain (loss) on currency translation of foreign operations		83	(103)	47	(249)

Other		2	(3)	7	(8)

OTHER COMPREHENSIVE INCOME (LOSS)		93	(128)	36	(302)

COMPREHENSIVE INCOME		45	3,074	1,028	3,271

 (See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Statements of Cash Flows

	Three Months Ended December 31		Twelve Months Ended December 31

	2019	2018	2019	2018

		Note 1		Note 1

OPERATING ACTIVITIES

Net (loss) earnings	(48)	3,202	992	3,573

Adjustments for:

Depreciation and amortization	436	398	1,799	1,592

Share-based compensation	9	(33)	104	116

Impairment of assets	87	-	120	1,809

(Recovery of) provision for deferred income tax	(1)	(232)	177	(290)

Gain on sale of investments in Sociedad Quimica y Minera de Chile S.A. (“SQM”) and Arab Potash Company	-	(3,558)	-	(4,399)

Income tax related to the sale of the investment in SQM	-	977	-	977

Other long-term liabilities and miscellaneous	6	(30)	(17)	(188)

Cash from operations before working capital changes	489	724	3,175	3,190

Changes in non-cash operating working capital:

Receivables	1,363	1,351	(64)	(153)

Inventories	(1,049)	(1,011)	190	(887)

Prepaid expenses and other current assets	(1,039)	(176)	(238)	561

Payables and accrued charges	2,655	1,080	602	(659)

CASH PROVIDED BY OPERATING ACTIVITIES	2,419	1,968	3,665	2,052

INVESTING ACTIVITIES

Additions to property, plant and equipment	(551)	(492)	(1,728)	(1,405)

Additions to intangible assets	(45)	(51)	(163)	(102)

Business acquisitions, net of cash acquired	(74)	(48)	(911)	(433)

Proceeds from disposal of discontinued operations, net of tax	-	3,561	55	5,394

Purchase of investments	(34)	(12)	(198)	(135)

Cash acquired in Merger	-	-	-	466

Other	39	26	147	102

CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	(665)	2,984	(2,798)	3,887

FINANCING ACTIVITIES

Transaction costs on long-term debt	-	-	(29)	(21)

(Repayment of) proceeds from short-term debt, net	(1,318)	(4,141)	216	(927)

Proceeds from long-term debt	-	-	1,510	-

Repayment of long-term debt	-	(4)	(1,010)	(12)

Repayment of principal portion of lease liabilities	(68)	-	(234)	-

Dividends paid	(258)	(244)	(1,022)	(952)

Repurchase of common shares	-	(137)	(1,930)	(1,800)

Issuance of common shares	2	-	20	7

CASH USED IN FINANCING ACTIVITIES	(1,642)	(4,526)	(2,479)	(3,705)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(9)	(14)	(31)	(36)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	103	412	(1,643)	2,198

CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD	568	1,902	2,314	116

CASH AND CASH EQUIVALENTS – END OF PERIOD	671	2,314	671	2,314

Cash and cash equivalents comprised of:

Cash	532	1,506	532	1,506

Short-term investments	139	808	139	808

	671	2,314	671	2,314

SUPPLEMENTAL CASH FLOWS INFORMATION

Interest paid	152	141	505	507

Income taxes paid	28	1,032	29	1,155

Total cash outflow for leases	92	-	345	-

 (See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Statements of Changes in Shareholders’ Equity

			Accumulated Other Comprehensive (Loss) Income (“AOCI”)

	Share Capital	Contributed Surplus	Net Fair Value Gain (Loss) on Investments	Net Actuarial Gain on Defined Benefit Plans [1]	Loss on Currency Translation of Foreign Operations	Other	Total AOCI	Retained Earnings	Total Equity [2]

BALANCE – DECEMBER 31, 2017	1,806	230	73	-	(2)	(46)	25	6,242	8,303

Merger impact	15,898	7	-	-	-	-	-	(1)	15,904

Net earnings	-	-	-	-	-	-	-	3,573	3,573

Other comprehensive (loss) income	-	-	(99)	54	(249)	(8)	(302)	-	(302)

Shares repurchased	(998)	(23)	-	-	-	-	-	(831)	(1,852)

Dividends declared	-	-	-	-	-	-	-	(1,273)	(1,273)

Effect of share-based compensation including issuance of common shares	34	17	-	-	-	-	-	-	51

Transfer of net loss on sale of investment	-	-	19	-	-	-	19	(19)	-

Transfer of net loss on cash flow hedges	-	-	-	-	-	21	21	-	21

Transfer of net actuarial gain on defined benefit plans	-	-	-	(54)	-	-	(54)	54	-

BALANCE – DECEMBER 31, 2018	16,740	231	(7)	-	(251)	(33)	(291)	7,745	24,425

Net earnings	-	-	-	-	-	-	-	992	992

Other comprehensive (loss) income	-	-	(25)	7	47	7	36	-	36

Shares repurchased	(992)	-	-	-	-	-	-	(886)	(1,878)

Dividends declared	-	-	-	-	-	-	-	(754)	(754)

Effect of share-based compensation including issuance of common shares	23	17	-	-	-	-	-	-	40

Transfer of net loss on investment	-	-	3	-	-	-	3	(3)	-

Transfer of net loss on cash flow hedges	-	-	-	-	-	8	8	-	8

Transfer of net actuarial gain on defined benefit plans	-	-	-	(7)	-	-	(7)	7	-

BALANCE – DECEMBER 31, 2019	15,771	248	(29)	-	(204)	(18)	(251)	7,101	22,869

1  Any amounts incurred during a period were closed out to retained earnings at each period-end. Therefore, no balance exists at the beginning or end of period.

2  All equity transactions were attributable to common shareholders.

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Balance Sheets

As at		December 31, 2019	December 31, 2018

ASSETS

Current assets

Cash and cash equivalents		671	2,314

Receivables		3,542	3,342

Inventories		4,975	4,917

Prepaid expenses and other current assets		1,477	1,089

		10,665	11,662

Non-current assets

Property, plant and equipment	Note 1	20,335	18,796

Goodwill		11,986	11,431

Other intangible assets		2,428	2,210

Investments		821	878

Other assets		564	525

TOTAL ASSETS		46,799	45,502

LIABILITIES

Current liabilities

Short-term debt		976	629

Current portion of long-term debt		502	995

Current portion of lease liabilities	Note 1	214	8

Payables and accrued charges		7,437	6,703

		9,129	8,335

Non-current liabilities

Long-term debt		8,553	7,579

Lease liabilities	Note 1	859	12

Deferred income tax liabilities		3,145	2,907

Pension and other post-retirement benefit liabilities		433	395

Asset retirement obligations and accrued environmental costs		1,650	1,673

Other non-current liabilities		161	176

TOTAL LIABILITIES		23,930	21,077

SHAREHOLDERS’ EQUITY

Share capital		15,771	16,740

Contributed surplus		248	231

Accumulated other comprehensive loss		(251)	(291)

Retained earnings		7,101	7,745

TOTAL SHAREHOLDERS’ EQUITY		22,869	24,425

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		46,799	45,502

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Notes to the Condensed Consolidated Financial Statements

As at and for the Three and Twelve Months Ended December 31, 2019

NOTE 1  BASIS OF PRESENTATION

Nutrien Ltd. (collectively with its subsidiaries, known as “Nutrien”, “we”, “us, “our” or the “Company”) is the world’s largest provider of crop inputs and services. Nutrien plays a critical role in helping growers around the globe increase food production in a sustainable manner. Disclosures related to the merger of Potash Corporation of Saskatchewan Inc. and Agrium Inc. (the “Merger”) can be found in Note 3 of our 2018 annual consolidated financial statements.

Our accounting policies are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The accounting policies and methods of computation used in preparing these unaudited condensed consolidated financial statements are consistent with those used in the preparation of our 2018 annual consolidated financial statements, with the exception of IFRS 16, “Leases” (“IFRS 16”), which was adopted effective January 1, 2019, and resulted in an increase to property, plant and equipment and recognition of lease liabilities of approximately $1 billion at January 1, 2019. Other impacts from adoption of IFRS 16 are disclosed in Note 13 of our first quarter 2019 unaudited condensed consolidated financial statements.

These unaudited condensed consolidated financial statements include the accounts of Nutrien and its subsidiaries; however, they do not include all disclosures normally provided in annual consolidated financial statements and should be read in conjunction with our 2018 annual consolidated financial statements. Our 2019 annual consolidated financial statements which are expected to be issued in February 2020 will include additional information under IFRS.

Certain immaterial 2018 figures have been reclassified or grouped together in the condensed consolidated statements of earnings, condensed consolidated statements of cash flows, and in the segment information.

In management’s opinion, the unaudited condensed consolidated financial statements include all adjustments necessary to fairly present such information in all material respects.

NOTE 2  SEGMENT INFORMATION

The Company’s four reportable operating segments are: Retail, Potash, Nitrogen and Phosphate. The Retail segment distributes crop nutrients, crop protection products, seed and merchandise, and provides services directly to growers through a network of farm centers in North and South America and Australia. The Potash, Nitrogen and Phosphate segments are differentiated by the chemical nutrient contained in the products that each produces. In the first quarter of 2019, our Chief Operating Decision Maker reassessed product groupings and decided to evaluate the performance of ammonium sulfate as part of the Nitrogen segment, rather than the Phosphate and Sulfate segment, as previously reported in our 2018 annual consolidated financial statements. Comparative amounts for the Nitrogen and Phosphate segments were restated, including EBITDA, which is calculated as net earnings (loss) from continuing operations before finance costs, income taxes and depreciation and amortization. For the three months ended December 31, 2018, Nitrogen reflected increases of $30, $8 and $12 in sales, gross margin and EBITDA, respectively, and for the twelve months ended December 31, 2018, Nitrogen reflected increases of $121, $40 and $53 in sales, gross margin and EBITDA, respectively, as well as $377 in assets as at December 31, 2018, with corresponding decreases in Phosphate. In addition, the “Others” segment was renamed to “Corporate and Others”.

Unaudited	In millions of US dollars except as otherwise noted

	Three Months Ended December 31, 2019

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	2,161	374	575	298	34	-	3,442

– intersegment	10	29	125	43	-	(207)	-

Sales – total	2,171	403	700	341	34	(207)	3,442

Freight, transportation and distribution	-	53	97	54	-	(32)	172

Net sales	2,171	350	603	287	34	(175)	3,270

Cost of goods sold	1,435	211	496	281	34	(201)	2,256

Gross margin	736	139	107	6	-	26	1,014

Selling expenses	668	2	4	-	(4)	-	670

General and administrative expenses	30	6	4	4	73	-	117

Provincial mining and other taxes	-	50	-	-	(11)	-	39

Share-based compensation expense	-	-	-	-	9	-	9

Impairment of assets	-	-	-	-	87	-	87

Other (income) expenses	(31)	(2)	(19)	5	76	-	29

Earnings (loss) before finance costs and income taxes	69	83	118	(3)	(230)	26	63

Depreciation and amortization	162	66	141	57	10	-	436

EBITDA	231	149	259	54	(220)	26	499

Assets – at December 31, 2019	19,990	11,696	10,991	2,198	2,129	(205)	46,799

	Three Months Ended December 31, 2018

	Retail	Potash	Nitrogen [1]	Phosphate [1]	Corporate and Others	Eliminations	Consolidated

Sales – third party	2,003	648	675	399	37	-	3,762

– intersegment	14	40	164	65	-	(283)	-

Sales – total	2,017	688	839	464	37	(283)	3,762

Freight, transportation and distribution	-	51	94	58	-	(14)	189

Net sales	2,017	637	745	406	37	(269)	3,573

Cost of goods sold	1,355	271	521	393	37	(263)	2,314

Gross margin	662	366	224	13	-	(6)	1,259

Selling expenses	571	5	8	2	(7)	-	579

General and administrative expenses	27	2	3	3	76	-	111

Provincial mining and other taxes	-	56	1	-	1	-	58

Share-based compensation recovery	-	-	-	-	(33)	-	(33)

Other (income) expenses	(18)	1	(1)	8	8	-	(2)

Earnings (loss) before finance costs and income taxes	82	302	213	-	(45)	(6)	546

Depreciation and amortization	132	92	108	53	13	-	398

EBITDA	214	394	321	53	(32)	(6)	944

Assets – at December 31, 2018	17,964	11,710	10,386	2,406	3,678	(642)	45,502

1  Comparative figures have been restated to reflect the change in the sulfate product grouping from Phosphate and Sulfate to Nitrogen.

Unaudited	In millions of US dollars except as otherwise noted

	Twelve Months Ended December 31, 2019

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	13,183	2,702	2,608	1,397	133	-	20,023

– intersegment	38	207	612	203	-	(1,060)	-

Sales – total	13,221	2,909	3,220	1,600	133	(1,060)	20,023

Freight, transportation and distribution	-	305	372	232	-	(141)	768

Net sales	13,221	2,604	2,848	1,368	133	(919)	19,255

Cost of goods sold	9,981	1,103	2,148	1,373	133	(924)	13,814

Gross margin	3,240	1,501	700	(5)	-	5	5,441

Selling expenses	2,484	9	25	5	(18)	-	2,505

General and administrative expenses	112	6	15	7	264	-	404

Provincial mining and other taxes	-	287	2	1	2	-	292

Share-based compensation expense	-	-	-	-	104	-	104

Impairment of assets	-	-	-	-	120	-	120

Other expenses (income)	8	(4)	(46)	25	171	-	154

Earnings (loss) before finance costs and income taxes	636	1,203	704	(43)	(643)	5	1,862

Depreciation and amortization	595	390	535	237	42	-	1,799

EBITDA	1,231	1,593	1,239	194	(601)	5	3,661

Assets – at December 31, 2019	19,990	11,696	10,991	2,198	2,129	(205)	46,799

	Twelve Months Ended December 31, 2018

	Retail	Potash	Nitrogen [1]	Phosphate [1]	Corporate and Others	Eliminations	Consolidated

Sales – third party	12,470	2,796	2,712	1,508	150	-	19,636

– intersegment	50	220	626	268	-	(1,164)	-

Sales – total	12,520	3,016	3,338	1,776	150	(1,164)	19,636

Freight, transportation and distribution	-	349	373	215	-	(73)	864

Net sales	12,520	2,667	2,965	1,561	150	(1,091)	18,772

Cost of goods sold	9,485	1,183	2,145	1,473	150	(1,056)	13,380

Gross margin	3,035	1,484	820	88	-	(35)	5,392

Selling expenses	2,303	14	32	10	(22)	-	2,337

General and administrative expenses	100	10	20	9	284	-	423

Provincial mining and other taxes	-	244	3	1	2	-	250

Share-based compensation expense	-	-	-	-	116	-	116

Impairment of assets	-	1,809	-	-	-	-	1,809

Other (income) expenses	(75)	14	(8)	6	106	-	43

Earnings (loss) before finance costs and income taxes	707	(607)	773	62	(486)	(35)	414

Depreciation and amortization	499	404	442	193	54	-	1,592

EBITDA	1,206	(203)	1,215	255	(432)	(35)	2,006

Assets – at December 31, 2018	17,964	11,710	10,386	2,406	3,678	(642)	45,502

 1  Comparative figures have been restated to reflect the change in the sulfate product grouping from Phosphate and Sulfate to Nitrogen.